  EXHIBIT 99.1

September 24, 2018	News Release 18-14

Pretivm to Repurchase Precious Metals Stream

Vancouver, British Columbia, September 24, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report that it has delivered notice electing to repurchase 100% of the callable 8% gold and silver stream at the end of 2018.  The stream was sold by Pretivm as part of the construction financing package for the Brucejack Mine.

“Our quarter over quarter cash build since start-up has allowed us to elect to repurchase the precious metals stream without having to consider equity,” said Joseph Ovsenek, President and CEO of Pretivm. “With more than 339,000 ounces of gold produced at the Brucejack Mine in the first year of operation, Pretivm is now established as a low-cost, intermediate gold producer.”

Repurchase Precious Metals Stream

An agreement to sell the precious metals stream for US$150 million was part of the construction financing package for the development of the underground Brucejack Mine (see news release dated September 15, 2015). The Company has delivered notice of its election to repurchase 100% of the precious metals stream for US$237 million by December 31, 2018 to the holders of the stream.

Refinance of Credit Facility

The Brucejack Mine construction financing package also included a US$350 million credit facility accruing interest at a rate of 7.5% and due December 31, 2018. The Company has the option to extend the maturity date of the credit facility to December 31, 2019 on payment of 2.5% of the principal and accrued interest by December 31, 2018. The Company is evaluating proposals to refinance the credit facility by year end.

Other 2018 Activities

H2 2018 Production and Cost Guidance

We continue to refine and update the grade control model with the benefit of data from ongoing production. To date, the updated grade control model is reconciling well to mill production. As a result, the Company anticipates meeting production guidance of 200,000 to 220,000 ounces of gold and all-in sustaining cost1 guidance of $710 to $770 per ounce gold sold for the second half of 2018, with production weighted more heavily in the fourth quarter than the third quarter.

Reconciliation of the global resource model for the Valley of the Kings against mill production for 2018 is anticipated in early 2019.

Permitting

The approval process to increase the permitted production rate at Brucejack to 3,800 tonnes per day from 2,700 tonnes per day is on track, with a decision expected later this year.

Grass-roots Exploration

Grass-roots exploration in the Bowser claims located approximately 20 kilometers to the southeast of the Brucejack Mine is ongoing, with two drills turning. Assays and results from the program are anticipated later in the Fall.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine geological reconciliation.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

(1) All-In Sustaining Costs

All-in Sustaining Costs (“AISC”) is a non-IFRS performance measure calculated as the sum of total cash costs, sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount. The Company believes that this measure, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. In addition, the Company believes that AISC more fully defines the total costs associated with producing gold. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: the Company’s precious metals stream, including the anticipated repurchase thereof and the expected date of repurchase; the Company’s credit facility and a possible refinancing thereof; production and cost guidance (including without limitation, all-in sustaining cost guidance); anticipated results of our operations; our planned mining, exploration and development activities; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; the reconciliation of the global resource model for the Valley of the Kings and the anticipated timing thereof; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling and timing of such results; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018 and other applicable disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.